March 16, 2017

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Corey Jennings, Special Counsel

Re:    Province of Nova Scotia

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1993, the Province of Nova Scotia, the registrant of that certain Registration Statement under Schedule B (Registration No. 333-214108), and the amendment thereto (as so amended, the “Registration Statement”), hereby respectfully requests that the Registration Statement initially filed with the Commission on October 14, 2016 be declared effective by order of the Commission at 10:00 a.m. on March 20, 2017 or as soon thereafter as possible.

Very truly yours,

THE PROVINCE OF NOVA SCOTIA

By	/s/ Roy S. Spence
Name:	Roy S. Spence
Title:	Director, Liability Management & Treasury Service